Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Air Products and Chemicals, Inc.:

We consent to the incorporation by reference of our report dated 26 March 2015, with the respect to the statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings Plan as of 30 September 2014 and 2013, the related statements of changes in the net assets available for benefits for the years then ended and the supplemental schedule, Schedule H, Line 4(i)-Schedule of Assets (Held at end of Year) as of 30 September 2014, which report appears in the 30 September 2014 annual report on Form 11-K of the Air Products and Chemicals, Inc. Retirement Savings Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

21 May 2015